UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 16, 2021, EXFO Inc., a Canadian corporation, filed the Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations. This report on Form 6-K sets forth the Report of Voting Results addressed to the Canadian Securities Authorities.

This Report of Voting Results is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By:	/s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: August 16, 2021

EXFO INC.
SPECIAL MEETING OF SHAREHOLDERS
AUGUST 13, 2021

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the Special Meeting of Shareholders of EXFO Inc. (the “Corporation”) held on August 13, 2021 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, we hereby confirm the following voting results obtained at the Meeting:

Items Voted Upon	Voting Results
1. Adoption of the Arrangement Resolution	■ The adoption of the Arrangement Resolution was approved pursuant to a vote conducted by ballot;

■ 332,503,828 votes representing 99.65% of the votes cast by holders of Multiple and Subordinate Voting Shares, voting together as a single class, were voted in favour of the adoption and 1,162,313 votes representing 0.35% of the votes cast were voted against;

■ 11,684,524 votes (excluding the votes attached to 3,191,666 Subordinate Voting Shares controlled by G. Lamonde Investissements Financiers Inc., 316,247 Subordinate Voting Shares controlled by 9356-8988 Québec Inc., 164,561 Subordinate Voting Shares controlled directly by Germain Lamonde and 716,830 Subordinate Voting Shares controlled directly by Philippe Morin, the Chief Executive Officer of the Corporation) representing 90.95% of the votes cast by holders of Subordinate Voting Shares were voted in favour of the adoption and 1,162,313 votes representing 9.05% of the votes cast were voted against.

Dated this 13th day of August, 2021

AST Trust Company (Canada)

(s) Bertand Gély
Bertrand Gély
Scrutineer

(s) Isabelle Vachon
Isabelle Vachon
Scrutineer